# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Synergy CHC Corp., CIK 0001562733
CUSIP: 87165D208
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 865 Spring Street, Westbrook, Maine (ME), 04092
Date of event which requires filing of this statement: 06/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001756235

## Reporting persons
- KNIGHT THERAPEUTICS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,911,414; shared voting power 0; sole dispositive power 1,911,414; shared dispositive power 0; aggregate amount beneficially owned 1,911,414 (19.9% of the class)
  Comment: The number of shares beneficially owned includes common stock issuable upon the exercise of certain warrants to purchase 428,570 common stock that are held indirectly by the Reporting Person at an exercise price equal to $0.00001 per share, subject to adjustments as provided under the terms of the Pre-Funded Common Stock Purchase Warrant, dated June 11, 2025 (the "Warrants"), and subject to a post-exercise beneficial ownership limitation of 19.90%.
  
  The percentage of beneficial ownership is calculated as described in Item 4(b) below.

## Item 1. Issuer
Name of issuer: Synergy CHC Corp.
Address of issuer's principal executive offices: 865 Spring Street Westbrook, Maine 04092

## Item 2. Person Filing
Name of person filing: Knight Therapeutics Inc.
Address of principal business office or, if none, residence: 3400 de Maisonneuve W. Suite 1055, Montreal, Quebec, H3Z 3B8, Canada
Citizenship: See Row 4 of the cover pages for the citizenship or place of organization of the Reporting Person

## Item 4. Ownership
Amount beneficially owned:
1,911,414

As of the date hereof, the Reporting Person owns directly 1,482,844 shares of common stock of the Issuer. The remaining 428,570 shares of common stock issuable upon the exercise of certain warrants to purchase 428,570 shares of common stock of the Issuer, are held by Knight Therapeutics International S.A. ("Knight Subsidiary"), a wholly-owned subsidiary of the Reporting Person. The exercise price of such warrants is equal to $0.00001 per share, subject to adjustments as provided under the terms of that certain Pre-Funded Common Stock Purchase Warrant dated June 11, 2025, subject to a post-exercise beneficial ownership limitation of 19.90%. The Reporting Person is the sole owner of Knight Subsidiary and, as a result, may be deemed the beneficial owner for purposes of the Act of any securities of Issuer beneficially owned by Knight Subsidiary. The Reporting Person disclaims beneficial ownership over all of the securities beneficially owned by Knight Subsidiary, other than for the purpose of determining obligations under the Act, and the filing of this Schedule 13G shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for any other purpose.
Percent of class:
19.90%

The percentage of beneficial ownership is calculated based on 9,442,680 shares of common stock, being the sum of (i) 9,014,110 shares of common stock issued and outstanding as of May 13, 2025 as disclosed by the Issuer in its quarterly report on Form 10-Q filed by the Issuer on May 15, 2025 and (ii) 428,570 shares of common stock issuable upon the exercise of certain warrants at an exercise price equal to $0.00001 per share, subject to adjustments as provided under the terms of the Warrants, and subject to a post-exercise beneficial ownership limitation of 19.90% (referred to in Item 4(a) above).
Sole power to vote or to direct the vote: 1,911,414
Sole power to dispose or to direct the disposition: 1,911,414

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KNIGHT THERAPEUTICS INC.: /s/ Samira Sakhia, Samira Sakhia / President and Chief Executive Officer (06/13/2025)